For period ending   September 30, 2007		Exhibit 77C

File number 811-7528


Insured Municipal Income Fund Inc.


	On July 19, 2007 the Funds shareholders elected board members at an annual meeting of shareholders. Pursuant to Instruction 2 of Sub-Item 77C of Form
N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.